FULL HOUSE RESORTS, INC.

4670 S. Fort Apache Road, Suite 190

Las Vegas, Nevada 89147

(702) 221-7800

December 15, 2006

VIA FACSIMILE

AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

101 F Street, N.E.

Washington, D.C. 20549-0404

Attn: Jeff Jaramillo

Re:	Full House Resorts, Inc.

Registration Statement on Form SB-2

Registration No. 333-136341

Filed November 22, 2006

Ladies and Gentlemen:

Full House Resorts, Inc. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that such Registration Statement shall become effective at 10:30 a.m. E.S.T., on Tuesday, December 19, 2006 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to Michele L. Keusch, Esq., Greenberg Traurig, P.A., 1221 Brickell Avenue, Miami, Florida 33131.

Respectfully yours,

Full House Resorts, Inc.

By:
Name:	Barth Aaron
Title:	Secretary and General Counsel